CITICORP SECURITIES SERVICES, INC.

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Financial Statements and Supplementary Schedules

December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

These financial statements and schedules should be deemed
confidential pursuant to subparagraph (e)(3) of SEC Rule 17a-5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32117

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Citicorp Securities Services Inc. (Filed as Confidential Information)

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

388 Greenwich Street
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John McCoy	(212) 816-4460	john.mccoy@citi.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
(Name – If individual, state last, first. and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, the undersigned officers of Citicorp Securities Services Inc., do hereby affirm that, to the best of our knowledge and belief, the financial report pertaining to the firm of Citicorp Securities Services Inc., as of December 31, 2024 is true and correct. We further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John Conway
Chief Financial Officer

Sebastien Mailleux
Chief Executive Officer

Notary Public
RAYSA LAPAIX
NOTARY PUBLIC STATE NEW YORK
REGISTRATION No. 01LA6140445
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES JAN 30, 2026

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of Financial Condition.
- ☐ (b) Notes to Statement of Financial Condition.
- ☑ (c) Statement of Income.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholder's Equity.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Notes to Financial Statements.
- ☑ (h) Computation of Net Capital under 17 CFR 240.15c3-1.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital under 17 CFR 240.15c3-1 and the reserve requirements under 17 CFR 240.15c3-3 if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial statements under 17 CFR 240.17a-5.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

** To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CONFIDENTIAL

CITICORP SECURITIES SERVICES, INC.

(An Indirect wholly Owned Subsidiary of Citigroup Global Markets Holdings Inc.)

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	
Statement of Financial Condition	1
Statement of Operations	2
Statement of Changes in Stockholder's Equity	3
Statement of Changes in Subordinated Indebtedness	3
Statement of Cash Flows	4
Notes to Financial Statements	5
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities & Exchange Commission	17
Schedule II - Computation for Determination of Reserve Requirements, Information Relating to the Possession or Control Requirements and Computation of PAB Reserve Requirements Pursuant to Rule 15c3-3 of the Securities & Exchange Commission	18

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Citicorp Securities Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Citicorp Securities Services, Inc. (the Company) as of December 31, 2024, the related statements of operations, changes in stockholder's equity, changes in subordinated indebtedness, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §

240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2001.

New York, New York
February 28, 2025

CITICORP SECURITIES SERVICES, INC.

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Statement of Financial Condition

As of December 31, 2024

(In thousands, except share information)

Assets		
Cash	$	195,520
Cash deposited with clearing organizations		2,509
Securities received as collateral, at fair value (pledged to various counterparties)		4,518,140
Securities borrowed under agreements to return		4,157,605
Other assets		8,232
Total assets	$	8,882,006
Liabilities and Stockholder's Equity		
Obligations to return securities received as collateral, at fair value	$	4,518,140
Securities loaned subject to agreements to return		4,157,611
Payables and accrued liabilities		15,147
Total liabilities		8,690,898
Subordinated indebtedness		25,000
Stockholder's equity:		
Common stock (par value $1 per share; 1,000 shares authorized, issued and outstanding)		1
Additional paid-in capital		38,425
Retained earnings		127,600
Accumulated other comprehensive income (AOCI)		82
Total stockholder's equity		166,108
Total liabilities and stockholder's equity	$	8,882,006

See accompanying notes to financial statements.

CITICORP SECURITIES SERVICES, INC.

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Statement of Operations

Year ended December 31, 2024

(In thousands)

Revenues:		
Interest income	$	101,657
Interest expense		73,648
Revenues, net of interest income		28,009
Non-interest expenses:		
Brokerage, clearing and exchange fees		196
Other operating and administrative		82
Total non-interest expenses		278
Income before income taxes		27,731
Provision for income taxes		6,002
Net income	$	21,729
Add: Other comprehensive income/(loss)		
Income tax allocations of items reflected in Other comprehensive income/(loss) by Citigroup [1]		(69)
Total Other comprehensive income/(loss)		(69)
Total comprehensive income	$	21,660

[1] See Note 6.

See accompanying notes to financial statements.

CITICORP SECURITIES SERVICES, INC.

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Statement of Changes in Stockholder's Equity

Statement of Changes in Subordinated Indebtedness

Year ended December 31, 2024

(In thousands)

Statement of Changes in Stockholder's Equity

		Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholder's equity
Balance, December 31, 2023	$	1	38,425	105,871	151	144,448
Net income		—	—	21,729	—	21,729
Other comprehensive income/(loss) [(1)]		—	—	—	(69)	(69)
Balance, December 31, 2024	$	1	38,425	127,600	82	166,108

[(1)] See Note 6.

Statement of Changes in Subordinated Indebtedness

		Balance December 31, 2023	Additions	Repayments		Balance December 31, 2024
Subordinated indebtedness - Citicorp LLC	$	25,000	—	—	$	25,000

See accompanying notes to financial statements.

CITICORP SECURITIES SERVICES, INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Statement of Cash Flows

Year ended December 31, 2024

(In thousands)

Cash flows from operating activities:		
Net income	$	21,729
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		82
Changes in operating assets and liabilities:		
Decrease (Increase) in operating assets:		
Securities received as collateral, at fair value		(228,397)
Securities borrowed		(375,003)
Other assets		1,112
Increase in operating liabilities:		
Securities loaned		375,009
Obligations to return securities received as collateral, at fair value		228,397
Payables and accrued liabilities		1,753
Net cash flows provided by operating activities		24,682
Cash flows from financing activities:		
Cash flows from financial activity:		-
Net cash used in financing activities		-
Net increase in cash		24,682
Cash at beginning of year		170,838
Cash at end of year	$	195,520
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	73,647
Cash paid during the year for income taxes	$	2,467

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

Citicorp Securities Services, Inc. (the Company) is a wholly owned subsidiary of Citigroup Financial Products Inc. (the Parent), and is an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI). The Company's ultimate parent is Citigroup Inc. (Citigroup). The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company operates a securities business dealing in collateralized financing transactions.

The accompanying financial statements have been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

The Company does not carry customer accounts and does not claim an exemption under paragraph (k) of 17 C.F.R §240.15c3-3. The Company files an exemption report for the period from January 1, 2024 through December 31, 2024 based on guidance provided by the Securities and Exchange Commission Staff on February 26, 2021 because the Company limits its business activities exclusively to the borrowing and lending of securities. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Citigroup Global Markets Inc. (CGMI), an affiliated company, acts as the clearing broker-dealer for the Company.

The Company evaluated subsequent events through February 28, 2025, the date that the Company's Financial Statements and Notes were submitted to the U.S. Securities and Exchange Commission (SEC).

(b) Use of Estimates

Management must make estimates and assumptions that affect the Financial Statements and the related Notes to the Financial Statements. Such estimates are used in connection with certain fair value measurements. See Note 8 to the Financial Statements for further discussions on estimates used in the determination of fair value. Moreover, estimates are significant in determining the provisions for probable and estimable losses related to litigation and regulatory proceedings, and income taxes. While management makes its best judgment, actual amounts or results could differ from those estimates.

(c) Cash

The Company's cash consists solely of cash held in a third-party bank.

(d) Securities Borrowed and Securities Loaned

Securities borrowing and lending transactions do not constitute a sale of the underlying securities for accounting purposes and are treated as collateralized financing transactions. Such transactions are recorded at the amount of proceeds advanced or received plus accrued interest. Fees received or paid for all securities lending and borrowing transactions are recorded in *Interest income* or *Interest expense* at the contractually specified rate.

Where the conditions of ASC 210-20-45-1, *Balance Sheet – Offsetting: Right of Setoff Conditions*, are met, securities borrowing and lending transactions are presented net on the Statement of Financial Condition.

The Company monitors the fair value of securities borrowed or loaned on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection.

(e) Securities Received as Collateral and Obligations to Return Securities Received as Collateral

In transactions where the Company acts as lender in securities-for-securities lending transactions and receives securities that can be pledged or sold as collateral (securities-for-securities transactions), the Company is required to record the securities received and a related obligation to return the securities on its Statement of Financial Condition.

(f) Income Taxes

The Company is subject to the income tax laws of the U.S. and its states and municipalities. These tax laws are complex and may be subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. In establishing a provision for income tax expense, the Company must make judgments and interpretations about these tax laws. The Company must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions.

Disputes over interpretations of the tax laws may be subject to review and adjudication by the court systems of the various tax jurisdictions, or may be settled with the taxing authority upon examination or audit. The Company treats interest and penalties on income taxes as a component of *Provision for income taxes*.

Deferred taxes are recorded for the future consequences of events that have been recognized in financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment about whether realization is more-likely-than-not. ASC 740, *Income Taxes*, sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is more than 50% likely to be realized. ASC 740 also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

See Note 6 to the Financial Statements for a further description of the Company's tax provision and related income tax assets and liabilities.

(In thousands)

(g) Related Party Transactions

The Company has related party transactions with certain of its affiliates. These transactions, which are primarily short-term in nature, include securities borrowed. See Note 5 for details on the Company's related party transactions.

ACCOUNTING CHANGES

Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, intended to improve reportable segments disclosure requirements primarily through enhanced disclosures about significant segment expenses. The ASU includes a requirement to disclose significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, the title and position of the CODM, an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and all segments' profit or loss and assets disclosures currently required annually by Topic 280 along with those introduced by the ASU to be reported on an interim basis. The amendments also clarified that public entities are not precluded from reporting additional measures of a segment's profit or loss that are regularly used by the CODM.

CSSI adopted the ASU on a retrospective basis for its annual period ended December 31, 2024. See Note 2 for further details.

FUTURE ACCOUNTING CHANGES

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), to improve the disclosures of expenses by requiring public business entities to provide further disaggregation of relevant expense captions (i.e., employee compensation, depreciation, intangible asset amortization) in a separate note to the financial statements, a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and the total amount of selling expenses and, in an annual reporting period, an entity's definition of selling expenses. The transition method is prospective with the retrospective method permitted, and the ASU will be effective for the Company for its annual period ending December 31, 2027, and interim periods for the interim period beginning January 1, 2028. The Company is currently evaluating the impact on its disclosures.

(In thousands)

Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU No 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, intended to enhance the transparency and decision usefulness of income tax disclosures. This guidance requires that public business entities disclose on an annual basis a tabular rate reconciliation in eight specific categories disaggregated by nature and for foreign tax effects by jurisdiction that meet a 5% of pretax income multiplied by the applicable statutory tax rate or greater threshold annually. The eight categories include state and local income taxes, net of federal income tax effect; foreign tax effects; enactment of new tax laws or tax credits; effect of cross-border tax laws; valuation allowances; nontaxable items and nondeductible items; and changes in unrecognized tax benefits. Additional disclosures include qualitative description of the state and local jurisdictions that contribute to the majority (greater than 50%) of the effect of the state and local income tax category and explanation of the nature and effect of changes in individual reconciling items. The guidance also requires entities annually to disclose income taxes paid (net of refunds received) disaggregated by federal, state and foreign taxes and by jurisdiction identified based on the same 5% quantitative threshold.

The standard is effective for fiscal years beginning after December 15, 2024. The transition method is prospective with the retrospective method permitted. The Company plans to adopt the ASU for the annual reporting period beginning on January 1, 2025, and is currently evaluating the impact ***of the ASU*** on disclosures.

(2) Operating Segment

The Company has identified its Chief Executive Officer (CEO) as the CODM. The CODM uses *Net income* as the performance measure to evaluate the results of the business and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The Company's results are presented on the face of its Statement of Operations and Statement of Financial Condition.

The Company facilitates securities lending and borrowing activities for professional investors and other corporate business entities. The Company derived approximately 10%, 18% and 19% of its *interest income* from three external counterparties in the investment fund industry in 2024.

The accounting policies of the reportable operating segment are the same as those disclosed in Note 1.

Performance by Geographic Area

The Company defines international activities for purposes of this footnote presentation as business transactions that involve clients that reside outside of North America, and the information presented below is based predominantly on the domicile of the client or the booking location from which the client relationship is managed.

The following table presents *interest income* between North America and international areas for the year ended December 31, 2024:

In thousands of dollars		
North America [(1)]	$	89,481
International [(2)]		12,176
Total	$	101,657

(1) Primarily reflects the U.S.
(2) International represents the summation of *interest income* in International businesses.

(3) Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1). Under the alternative method permitted by the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. As of December 31, 2024, the Company's net capital of $189,013 exceeded the minimum requirement by $188,763.

(4) Collateral and Pledged Assets

At December 31, 2024, the approximate fair value of securities collateral received by the Company that may be resold or repledged, excluding the impact of allowable netting, was approximately $24 billion. This collateral was received in connection with net securities lending activity. At December 31, 2024, a substantial portion of the collateral received by the Company had been repledged in connection with securities lending transactions.

(5) Related Party Transactions

The Company has entered into various related party transactions with certain affiliates. Amounts charged for operational support represent an allocation of costs. Below is a summary of the Company's transactions with affiliates, which are included in the accompanying Statements of Financial Condition and Operations as of and for the year ended December 31, 2024.

(In thousands)

Assets:		
Securities borrowed under agreement to return	$	4,157,605
Total assets		4,157,605
Liabilities:		
Payables and accrued liabilities		5,585
Total liabilities		5,585
Subordinated indebtedness		25,000
Revenues:		
Interest income		833
Total revenues		833
Expenses:		
Interest expense		73,647
Other operating and administrative		1
Total expenses		73,648

(a) Subordinated Indebtedness

The Company has a $200,000 subordinated revolving credit agreement with Citicorp LLC (Citicorp). Citicorp is a direct wholly owned subsidiary of Citigroup. At December 31, 2024, there is $25,000 drawn and included in subordinated indebtedness under this facility. This subordinated credit agreement bears interest at a variable rate agreed upon by both parties, which was 5.755% at year end, and has a maturity date of June 30, 2028. The maturity date is automatically extended an additional year, unless the Company notifies FINRA in writing at least seven months prior to the maturity date that such scheduled maturity date shall not be extended.

All subordinated indebtedness qualifies for inclusion in net capital at December 31, 2024. In accordance with Rule 15c-3-1, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital requirements are not met.

(b) Collateralized Financing Agreements

At December 31, 2024, all "*Securities borrowed under agreements to return*" represent collateralized financing transactions with CGMI.

(c) Interest

The Company recorded interest expense of $71,960 and interest income of $833 relating to the collateralized financing transactions with affiliates. The Company also recorded interest expense of $1,687 relating to the subordinated indebtedness with Citicorp. Payables and accrued liabilities include $4 owed to affiliate for interest on subordinated debt and $5,581 owed for interest relating to collateralized financing transactions.

(d) Other Operating and Administrative Expenses

Other operating and administrative expenses include $1 of expenses from affiliates for shared services and charges.

(e) Tax-Sharing Agreement

As discussed in Note 6 to the Financial Statements, the Company is included in the Citigroup consolidated federal tax return and is a party to a tax-sharing agreement with Citigroup. Under such agreement, the Company is entitled to a tax benefit for its losses and credits that are recognized in Citigroup's Consolidated Financial Statements. Settlements between the Company and Citigroup of current taxes occur throughout the year.

(6) Income Taxes

The Company is a party to a tax sharing agreement with Citigroup, under which CSSI settles its current tax liability with Citigroup throughout the year, except for any tax liabilities expected to be payable as a separate taxpayer.

The Company is included in the consolidated U.S. federal income tax return and unitary and combined state returns of Citigroup and combined subsidiaries. The Company's federal income taxes are calculated on a modified separate return method. Under this method, the Company is assumed to file a separate tax return with the taxing authority, thereby, reporting its taxable income or loss and paying the applicable tax or receiving the appropriate refund from Citigroup Inc. Under the tax sharing agreement, the Company's unitary state and local income taxes are calculated based on the Company's contribution to the state apportionment factors, which may be a function of state gross receipts, property and/or payroll depending on the state.

The apportionment of state and local taxes related to certain jurisdictions includes income tax allocations of items reflected in *Other comprehensive income/(loss)* (OCI) by Citigroup, such as unrealized gains and losses on debt securities, benefit plan liability adjustments and changes in foreign currency translation adjustments.

(In thousands)

The components of income taxes reflected in the statement of income are:

Current tax provision:	
U.S. federal	$ 5,780
State & Local	140
Total current tax provision	5,920
Deferred tax provision:	
U.S. federal	(4)
State & Local	86
Total deferred tax provision (benefit)	82
Provision for income taxes	$ 6,002
Income tax expense (benefit) reported in stockholders' equity related to:	
Income tax allocations of items reflected in Other comprehensive income by Citigroup	69
Total income taxes	$ 6,071

As of December 31, 2024, the Company had federal and state income taxes payable in the amount of $10 million.

The following is a reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate applicable to net income before tax for the year ended December 31, 2024:

Statutory U.S. federal income tax rate for corporations	21.00%
Impact of:	
State income taxes, net of federal benefit	0.63%
State & Local Valuation Allowance	0.00%
Effect of tax law changes	0.01%
Effective tax rate	21.64%

(In thousands)

Deferred income taxes at December 31, 2024 related to the following:

Deferred tax assets:	
Allocated deferred state taxes	$ 823
Fixed assets	113
Other deferred tax assets	7
Gross deferred tax assets	943
Valuation allowance	-
Deferred tax assets after valuation allowance	943
Deferred tax liabilities:	
Other deferred tax liabilities	(84)
Total deferred tax liabilities	(84)
Net deferred tax asset	$ 859

The Company has no valuation allowance on deferred tax assets at December 31, 2024. Although realization is not assured, the Company believes that the realization of the recognized deferred tax asset is more likely than not, based on Citigroup's tax sharing agreement, whereby CSSI is entitled to a tax benefit for its losses, credits, and future deductions, if, and when, the DTAs are utilized by CSSI or other members of Citigroup's consolidated federal, state, and local returns.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2016
New York State	2012
New York City	2012

(7) Securities Borrowed and Securities Loaned

Securities borrowing and lending agreements represent collateralized financing transactions and are generally documented under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities by the non-defaulting party, following a payment or other default by the other party under the relevant master agreement.

(In thousands)

A substantial portion of the securities borrowing and lending agreements is recorded at the amount of cash advanced or received. With respect to securities loaned, the Company receives cash collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and securities loaned on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection.

The enforceability of offsetting rights incorporated in the master netting agreements for securities borrowing and lending agreements is evidenced to the extent that a supportive legal opinion has been obtained from counsel of recognized standing that provides the requisite level of certainty regarding the enforceability of these agreements, and that the exercise of rights by the non-defaulting party to terminate and close-out transactions on a net basis under these agreements will not be stayed or avoided under applicable law upon an event of default including bankruptcy, insolvency or similar proceeding.

The following table presents the gross and net securities borrowing and lending agreements and the related offsetting amount permitted under ASC 210-20-45.

	As of December 31, 2024				
	Gross amounts of recognized assets / (liabilities)	Gross amounts offset on the Statement of Financial Condition (1)	Net amounts included on the Statement of Financial Condition	Amounts not offset on the Statement of Financial Condition but eligible for offsetting upon counterparty default	Net amounts (2)
Securities borrowed	$42,812,326	(38,654,721)	$4,157,605	$ —	$4,157,605
Securities loaned	(42,812,333)	38,654,722	(4,157,611)	—	(4,157,611)

(1) Includes financial instruments subject to enforceable master netting agreements that are permitted to be offset under ASC 210-20-45.
(2) Remaining exposures continue to be secured by financial collateral, but the Company may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right.

The following table presents the gross amount of liabilities associated with securities lending agreements, by remaining contractual maturity as of December 31, 2024:

	Open and overnight	Total
Securities Loaned	$ 42,812,333	$ 42,812,333

The following table presents the gross amount of liabilities associated with securities lending agreements, by class of underlying collateral as of December 31, 2024:

	Securities Lending Agreements	Total
US listed equity and other securities	$ 42,812,333	$ 42,812,333

(8) Fair Value Measurements

ASC 820-10 *Fair Value Measurement*, defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and therefore represents an exit price. Among other things, the standard requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ASC 820-10 specifies a hierarchy of inputs based on whether the inputs are observable or unobservable. Observable inputs are developed using market data and reflect market participant assumptions, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1: Quoted prices for *identical* instruments in active markets.
- Level 2: Quoted prices for *similar* instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and value drivers are *observable* in the market.
- Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*.

As required under the fair value hierarchy, the Company considers relevant and observable market inputs in its valuations where possible. The fair value hierarchy classification approach typically utilizes rules-based and data-driven selection to determine whether an instrument is classified as Level 1, Level 2, or Level 3:

- The determination of whether an instrument is quoted in an active market and therefore considered a Level 1 instrument is based upon the frequency of observed transactions and the quality of independent market data available on the measurement date.
- A Level 2 classification is assigned where there is observability of prices/market inputs to models, or where any unobservable inputs are not significant to the valuation. The determination of whether an input is considered observable is based on the availability of independent market data and its corroboration, for example though observed transactions in the market.
- Otherwise, an instrument is classified as Level 3.

The Company used quoted market prices to determine the fair value of all of its securities received as collateral at December 31, 2024.

(In thousands)

The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2024.

	Level 1	Level 2	Level 3	Total
Assets:				
Securities received as collateral, at fair value	$ 4,478,009	$ 40,131	$ -	$ 4,518,140
	$ 4,478,009	$ 40,131	$ -	$ 4,518,140
Liabilities:				
Obligations to return securities received as collateral, at fair value	$ 4,478,009	$ 40,131	$ -	$ 4,518,140
	$ 4,478,009	$ 40,131	$ -	$ 4,518,140

The Company did not have any significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy during the year ended December 31, 2024.

Estimated Fair Value of Financial Instruments Not Carried at Fair Value

The table below presents the carrying value and fair value of the Company's financial instruments that are not carried at fair value. The table below therefore excludes items measured at fair value on a recurring basis presented in the table above. Also, as required, the disclosure excludes the effect of taxes, any premium or discount that could result from offering for sale at one time the entire holdings of a particular instrument, and other expenses that would be incurred in a market transaction. In addition, the table excludes the values of non-financial assets and liabilities.

	December 31, 2024		**Estimated fair value**		
	Carrying value	**Estimated fair value**	**Level 1**	**Level 2**	**Level 3**
Assets:					
Securities borrowed	$ 4,157,605	$ 4,157,605	$ -	$ 4,157,605	$ -
Other financial assets (1)	$ 205,386	$ 205,386	$ -	$ 205,386	$ -
Liabilities:					
Securities loaned	$ 4,157,611	$ 4,157,611	$ -	$ 4,157,611	$ -
Other financial liabilities (2)	$ 5,585	$ 5,585	$ -	$ -	$ 5,585

(1) Includes cash, interest receivable, and cash deposited with clearing organizations on the Statement of Financial Condition, for all of which the carrying value is a reasonable estimate of fair value.

(2) Includes interest payable included in *Payables and accrued liabilities* on the Statement of Financial Condition, for all of which the carrying value is a reasonable estimate of fair value.

(9) Concentrations of Credit Risk

At December 31, 2024, collateral related to securities borrowed is with CGMI. For securities loaned, the Company has counterparty concentrations with financial institutions domiciled in the United States. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.

Schedule I

CITICORP SECURITIES SERVICES, INC.

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities & Exchange Commission

December 31, 2024

(In thousands)

Net Capital:	
Total stockholder's equity	$ 166,108
Add:	
Subordinated debt	25,000
Total capital and allowable subordinated liabilities	191,108
Deductions and/or charges:	
Non-allowable assets:	
Other	869
Other deductions	1,226
Total deductions and/or charges	2,095
Net capital	189,013
Computation of alternative net capital requirement:	
Minimum net capital requirement	
(Greater of $0.25 or 2% aggregate debit items)	250
Excess net capital	188,763
Net capital in excess of 5% of combined aggregate debit items or	
120% of minimum net capital requirement	188,713

Statement pursuant to paragraph (d)(4) of Rule 17a-5:

There are no material differences between this computation of Net Capital and that reported in the Company unaudited FOCUS Form X-17A-5, Part II, as filed on January 27, 2025.

See accompanying Report of Independent Registered Public Accounting Firm.

CITICORP SECURITIES SERVICES, INC.

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Computation for Determination of Reserve Requirements, Information Relating to the Possession or Control Requirements and Computation of PAB Reserve Requirements Pursuant to Rule 15c3-3 of the Securities & Exchange Commission

December 31, 2024

The Company does not carry customer accounts and does not claim an exemption under paragraph (k) of 17 C.F.R §240.15c3-3. The Company files an exemption report for the period from January 1, 2024 through December 31, 2024 based on guidance provided by the Securities and Exchange Commission Staff on February 26, 2021 because i) the Company was engaged exclusively in the business of lending and borrowing securities with the Company's counterparties and an affiliated clearing broker dealer, (ii) the Company's counterparties were customers of the affiliated clearing broker-dealer, (iii) the affiliated clearing broker-dealer was responsible for all custodial activities related to the Company's counterparties and the Company had no clearing responsibilities and did not hold funds or securities for customers, and (iv) the Company did not maintain customer accounts.

See accompanying report of Independent Registered Public Accounting Firm.